GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 6304 Telex: MA 30022.

25 February 2008

[redacted]

08000984

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of new wholly-owned subsidiary companies by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

RECEIVED
2008 FEB 26 A 2:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

BURSA MALAYSIA

Exemption No. 82-4962

General Announcement

Initiated by GENTING - COMMON on 20/02/2008 02:19:24 PM
Ownership transfer to GENTING on 22/02/2008 05:05:05 PM
Submitted by GENTING on 22/02/2008 05:43:41 PM
Reference No G-080220-51564
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MR TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type * **Announcement**

Subject *: INCORPORATION OF NEW WHOLLY-OWNED SUBSIDIARY COMPANIES BY GENTING BERHAD

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that the Company has incorporated the following companies as new wholly-owned subsidiaries in Singapore.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Name of Company	*Date of Incorporation*	*Principal Activity*	*Issued and Paid-up capital*
Genting Games Pte Ltd	19 February 2008	Investment holding	S$1/-
Genting Innovation Pte Ltd	19 February 2008	Investment holding	S$1/-
Genting Intellectual Property Pte Ltd	19 February 2008	Investment holding	S$1/-
Genting Gaming Solutions Pte Ltd	19 February 2008	Investment holding	S$1/-

None of the Directors and/or substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

TAN WOOI MENG

Group Company Secretary

Exemption No. 82-4962

Attachment(s):- (please attach the attachments here)
No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END